UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
Expires:	March 31, 2016
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15027956

SEC MAIL PROCESSING SECTION RECEIVED DEC 09 2015 WASH. D.C. 189

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-31881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 3/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brian Cohn, Incorporated

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4263 Aiken Drive
(No. and Street)

Vint Hill	VA	20187
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Cohn 202-345-3901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd., Suite 1001	Baton Rouge	Louisiana	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/11

12/11

OATH OR AFFIRMATION

I, Brian Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brian Cohn, Incorporated, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF VIRGINIA
KAMA RAE CUTLER
NOTARY PUBLIC
REG # 7635389
MY COMMISSION EXPIRES
3/31/2019

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN COHN, INCORPORATED

FINANCIAL STATEMENTS

MARCH 31, 2015

P&N Postlethwaite & Netterville

A Professional Accounting Corporation

www.pncpa.com

TABLE OF CONTENTS

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder of
Brian Cohn, Incorporated
Vint Hill, Virginia

We have audited the accompanying statements of Brian Cohn, Incorporated (the Company) which comprise the statement of financial condition as of March 31, 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brian Cohn, Incorporated as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Company is in violation of the Net Capital requirement at March 31, 2015, see Note 3.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination for Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
November 30, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31881

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 3/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brian Cohn, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4263 Aiken Drive
(No. and Street)

Vint Hill	VA	20187
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Cohn 202-345-3901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd., Suite 1001	Baton Rouge	Louisiana	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brian Cohn, Incorporated, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAMA RAE CUTLER
NOTARY PUBLIC
REG # 7635389
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES 3/31/2019

Signature

Pres.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN COHN, INCORPORATED
VINT HILL, VIRGINIA

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2015

ASSETS

Cash and cash equivalents	$	7,644
Due from related party		118,988
Other assets		2,798
Total assets	$	129,430

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	5,060
Income taxes		10,234
Due to related party		1,020
Total liabilities		16,314
Stockholder's equity		113,116
Total liabilities and Stockholder's equity	$	129,430

The accompanying notes are an integral part of this statement.

BRIAN COHN, INCORPORATED
VINT HILL, VIRGINIA

STATEMENT OF INCOME
YEAR ENDED MARCH 31, 2015

Revenues:	
Dividend income	$ 345
Gain on sale of securities	29,436
Other income	12,963
Total revenues	42,744
Expenses:	
Professional fees	5,060
Other	581
Total expenses	5,641
Income before income taxes	37,103
Income tax expense	10,234
Net income	$ 26,869

The accompanying notes are an integral part of this statement.

BRIAN COHN, INCORPORATED
VINT HILL, VIRGINIA

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2015

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance, March 31, 2014	$ 1	$ 80,499	$ 5,747	$ 86,247
Net income	-	-	26,869	26,869
Balance, March 31, 2015	$ 1	$ 80,499	$ 32,616	$ 113,116

The accompanying notes are an integral part of this statement.

BRIAN COHN, INCORPORATED
VINT HILL, VIRGINIA

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED MARCH 31, 2015

Liabilities subordinated to claims of general creditors at April 1, 2014	$ -
Increases	-
Decreases	-
Liabilities subordinated to claims of general creditors at March 31, 2015	$ -

The accompanying notes are an integral part of this financial statement.

BRIAN COHN, INCORPORATED
VINT HILL, VIRGINIA

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 26,869
Adjustments to reconcile net income to net cash used in operating activities:	
Gain on sale of securities	(29,436)
Changes in operating assets and liabilities:	
Other assets	(676)
Income taxes	10,234
Accrued expenses	(15,031)
Net cash used in operating activities	(8,040)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of securities	115,854
Net cash provided by investing activities	115,854
CASH FLOWS FROM FINANCING ACTIVITIES	
Net change in due from/to related party	(115,980)
Net cash used in financing activities	(115,980)
NET DECREASE IN CASH	(8,166)
Cash, beginning of period	15,810
Cash, end of period	$ 7,644

The accompanying notes are an integral part of this statement.

BRIAN COHN, INCORPORATED
VINT HILL, VIRGINIA

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Brian Cohn, Incorporated (the Company) is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is primarily engaged in investment banking and advisory activities. The Company is registered member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Consulting Fees

Consulting fees are recognized as earned on a pro rata basis over the term of the Company's agreement or contract. The Company recognized no consulting fees during 2015.

Investment Banking

Investment banking income includes gains, losses, and fees, net of syndicated expenses, arising from securities offerings in which the Company acts as an agent or underwriter. Also included are fees earned from providing merger-and-acquisition and financial restructuring advisory services. Fees are recorded on offering date, sale concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. The Company did not enter into any investment banking transactions during the year ended March 31, 2015.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. The company recognized no commissions during 2015.

Cash

For purposes of statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in ordinary course of business.

BRIAN COHN, INCORPORATED
VINT HILL, VIRGINIA

NOTES TO FINANCIAL STATEMENTS

1. **Description of Business and Summary of Significant Accounting Policies** (continued)

Income Taxes

The Company files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Deferred income taxes are provided on an asset liability method whereby deferred tax assets are recognized for operating loss carry-forwards and deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences that result from the Company using the cash method of accounting for income tax purposes and the accrual basis accounting for financial statement purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company assesses the likelihood, based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available. Or when an event occurs that requires a change.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in general administrative expenses. For the year ended March 31, 2015, the Company did not incur any interest and penalties form taxing authorities.

2. **Related Party Transactions**

The Company has an expense sharing agreement with Brian Cohn Financial Services Corporation (BCFSC). BCSF pays all office and related expenses incurred by the Company. The Company will reimburse BCFSC only when it uses equipment, phone, and other general office expense items. There were no office related expenses incurred by the Company during 2015. The Company shall reimburse BCFSC for any accounting or bookkeeping expenses. BCFSC paid $1,425 of accounting expenses for the Company during the year ended March 31, 2015. Also, BCFSC paid FINRA annual renewal fees of $1,102 for the Company during 2015.

The sole stockholder owes the Company $118,988 at March 31, 2015.

3. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at March 31, 2015, the net capital ratio was a deficit of (1.88) and net capital was a deficit of ($8,670), which was less than the minimum capital requirement by $13,670.

BRIAN COHN, INCORPORATED
VINT HILL, VIRGINIA

NOTES TO FINANCIAL STATEMENTS

4. Income Taxes

The source and tax effect of items reconciling income tax expense to the amount computed by applying the federal and state income tax rates in effect to net income before income tax expense for the year ended March 31, 2015, are as follows:

	Amount		Percent
Income before income taxes	$	37,103	100.0%
U.S. Federal income tax	$	5,565	15.0%
State income tax		3,339	9.0
Other		1,330	3.6
Income tax expense	$	10,234	27.6%

The components of income tax expense during the year ended March 31, 2015 were as follows:

Current tax expense	$	10,234
Deferred tax expense		(-)
	$	10,234

5. Credit Risk

At times during the year, the Company's cash account may have exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

6. Contingencies

In the normal course of business activities, the Company is subject to regulatory examination or other inquiries. These matters could result in censures, fines or other sanctions. Management believes that outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

7. Subsequent Events

Management has evaluated subsequent events through November 30, 2015, the date that the financial statements were available to be issued and determined that no additional events have occurred that require disclosure. No events occurring after this date have been evaluated for inclusion in these statements.

SUPPLEMENTARY INFORMATION

BRIAN COHN, INCORPORATED
VINT HILL, VIRGINIA

Schedule I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
MARCH 31, 2015

NET CAPITAL (DEFICIT)	
Stockholder's equity	$ 113,116
Less nonallowable assets:	
Due from related party	118,988
Other assets	2,798
	121,786
NET CAPITAL (DEFICIT)	$ (8,670)
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
EXCESS (DEFICIT) NET CAPITAL	$ (13,670)
AGGREGATE INDEBTEDNESS	$ 16,314
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL (DEFICIT)	(1.88)

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report.

See report of independent registered public accounting firm.

BRIAN COHN, INCORPORATED
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3
March 31, 2015

The Company has claimed exemption from the provisions of Rule 15c3 – 3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

See report of independent registered public accounting firm.

BRIAN COHN, INCORPORATED
Schedule III
Information for Possession or Control Requirements
Under Rule 15c3-3
March 31, 2015

The Company has claimed exemption from the provisions of Rule 15c3 – 3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

See report of independent registered public accounting firm.

REVIEW

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder of
Brian Cohn, Incorporated
Vint Hill, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brian Cohn, Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brian Cohn, Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Brian Cohn, Incorporated stated that Brian Cohn, Incorporated met the identified exemption provisions throughout the most recent fiscal period without exception. Brian Cohn's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brian Cohn, Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
November 30, 2015

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Exemption Report

Brian Cohn, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal period without exception.

I, Brian Cohn, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Brian Cohn

Title: President

November 30, 2015